Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the three and nine months ended September 30, 2013 with the corresponding period of 2012 is prepared as of November 7, 2013. This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. This discussion should be read in conjunction with the Company’s September 30, 2013 condensed consolidated interim financial statements and notes thereto and the Company’s 2012 annual MD&A and 2012 audited consolidated financial statements and notes thereto. The Board of Directors has approved the disclosure presented herein. All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and OTCQB (OTCQB – CLGRF). The Company is also engaged in the exploration and development of gold Mineral Reserves and Mineral Resources. The Company’s entire asset base is located in Canada.

The Company’s revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan, which includes 42,500 acres (17,200 hectares) and is comprised of five mineral leases and extensive surface infrastructure. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit and a large number of gold occurrences and prospects. At 99,800 acres (40,400 hectares), this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district. Claude also owns 100 percent of the Madsen Property located in the Red Lake gold camp of northwestern Ontario. The Madsen Project, classified as held for sale, comprises over 10,000 acres (4,000 hectares) and boasts historical production in excess of 2.4 million ounces, making it the third largest gold producer in the Red Lake camp in Ontario, Canada. Infrastructure includes a fully functional 500 ton per day mill, a 4,125 foot deep shaft and permitted tailings facility. (1)

The Company’s Seabee, Amisk and Madsen properties contain large, long life Mineral Resources in the politically safe jurisdiction of Canada. All three properties, and their related deposits, contain over one million ounces of gold in the ground inventory and have significant leverage to the price of gold and provide valuable opportunities for the Company and its shareholders. Management intends to monitor the attractiveness of these projects and evaluate alternatives to optimize value.

During the second quarter of 2013, the price of gold witnessed its biggest plunge since 1980 (dropping below U.S. $1,300 an ounce). As of the date of this MD&A, gold prices remained depressed, are below the Company’s fiscal 2013 budget and have had a material impact on year-to-date revenues and free cash flow. Management is continuing its goal to improve unit operating costs at the Seabee Gold Operation with the implementation of its cash flow optimization plan, designed to maximize cash flow, while further developing satellite deposits including the Company’s Santoy Gap deposit.

Based on the general tone of the resource sector and the Company’s ongoing pursuit to minimize its corporate expenditures, the Company voluntarily delisted its common shares (the “Shares”) from the NYSE MKT (Please see Claude news release “Claude Resources Inc. Announces to Voluntarily Delist Common Shares from the NYSE MKT,” dated October 9, 2013 and Claude news release “Claude Resources Inc. Shares Begin Trading on the OTCQB Under the Symbol CLGRF,” dated November 1, 2013). The Company’s Shares will continue to trade on the Toronto Stock Exchange (“TSX”). The delisting of Claude Shares from the NYSE MKT will not change the ownership of U.S. shareholders and U.S. shareholders will be able to trade the Shares through the TSX going forward.

Following its delisting of the Shares from the NYSE MKT, Claude will continue to file or furnish reports with the SEC. However, the Company also announced that it intends at a future date, when permitted under SEC rules, to terminate its registration of the Shares with the SEC.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 2

GOING CONCERN

The Company’s unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, which assumes the Company will be able to: support expenditures associated with its 2014 winter ice road for the Seabee Gold Operation; provide security payments relating to the Company’s decommissioning and reclamation plans (Note 8); provide payment for its revolving loan due in December 2013 (Note 10); and fund principal payments beginning in May 2014 relating to the Company’s $25.0 million five year term loan (Note 10).

As at September 30, 2013, the Company has working capital of $16.4 million; of that amount, $14.9 million relates to the Company’s Madsen Property, which is classified as held for sale due to Management’s adoption of a formal plan to sell this non-core asset. The Company expects to complete the sale transaction by the end of 2013 or early 2014. The divestiture of the asset will strengthen the Company’s Balance Sheet and reduce the risk in its upcoming capital requirements in 2014. The Company is also investigating other sources of liquidity.

Although the Company is currently in negotiations to close the sale of Madsen, there can be no assurance that the Company will finalize and close the disposition at the terms specified in a non-binding term sheet. The uncertainty of closing the Madsen Property sale, to provide sufficient liquidity for the Company’s working capital requirements noted above, results in a material uncertainty and therefore casts doubt as to the Company’s ability to continue as a going concern. If the Company is unable to close the sale of Madsen, it would be required to obtain additional sources of liquidity.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

Production, Financial and Exploration Highlights

Seabee Gold Operation Production

•	Production: 10,541 ounces produced during the third quarter (September 30, 2012: 15,073 ounces produced). Year to date, 31,061 ounces produced (YTD 2012: 36,813 ounces produced).
•	Year to date, the Company is on track to meet budgeted mill throughput. However, due to lower than anticipated grade, production is short of Management’s forecast and as a result, for fiscal 2013, Management has lowered its production forecast to 45,000 to 47,000 ounces from 50,000 to 54,000 ounces.
•	Notwithstanding the production shortfall, Claude has effected a significant reduction in total Company expenditures for fiscal 2013 which is largely attributable to improved planning and procurement practices, increased productivities, a decrease in labour costs and major capital expenditures associated with Seabee Shaft Extension completed during the first half.

Financial

•	Revenue: For the three months ended September 30, 2013, sales of 10,781 ounces (Q3 2012 – 14,088 ounces) at an average price of CDN $1,389 (U.S. $1,338) generated revenue of $15.0 million, a 36 percent decrease in revenue over the third quarter of 2012. Year to date, sales of 31,614 ounces (YTD 2012 – 35,941 ounces) at an average price of CDN $1,465 (U.S. $1,432) generated revenue of $46.3 million, a 22 percent decrease over the first nine months of 2012.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 3

•	Cash cost per ounce of gold (2): CDN $919 (U.S. $885) per ounce for the three months ended September 30, 2013 was comparable to the CDN $920 (U.S. $924) per ounce for the third quarter of 2012. Year to date, cash cost per ounce of gold was CDN $999 (U.S. $976) per ounce, a six percent decrease from the cash cost per ounce of CDN $1,059 (U.S. $1,057) reported during the first nine months of 2012.
•	Net cash margin: For the three months ended September 30, 2013, net cash margin was CDN $470 per ounce (Q3 2012 - CDN $743 per ounce). Year to date, net cash margin was CDN $466 per ounce (YTD 2012 - $598 per ounce).
•	Net (loss) profit: For the three months ended September 30, 2013, net loss of $33.9 million, or $0.19 per share (Q3 2012 – net profit of $3.0 million, or $0.02 per share), after an impairment charge of $45.2 million impairment charge which was offset by a $12.5 million deferred income tax recovery. Year to date, net loss of $46.3 million, or $0.26 per share (YTD 2012 – net profit of $3.1 million, or $0.02 per share), after $56.0 million in impairment charges which were offset by $16.8 million deferred income tax recovery.
•	Impairment: For the three months ended September 30, 2013, an impairment charge of $45.2 million (September 30, 2012 – nil), $7.9 of which related to the Company’s Seabee Gold Operation and $37.3 million of which related to the Company’s Madsen Project, which was classified as held for sale during the third quarter, and reflects re-measurement (required by this classification) of this asset at the lower of its carrying amount and fair value less costs to sell. Year to date, impairment charges were $56.0 million (YTD 2012 – nil); $18.7 million of these chargers were attributable to the Seabee Gold Operation with the remainder attributable to Madsen.
•	Deferred Income Tax (Recovery) Expense: For the three months ended September 30, 2013, the Company had a deferred tax recovery of $12.5 million (Q3 2012 - deferred income tax expense of $1.3 million). Year to date, the Company had a deferred tax recovery of $16.8 million (YTD 2012 - deferred income tax expense of $1.7 million). The variance, both for the quarter and year to date, is due to an increase in the loss before taxes primarily due to the impairment charges on the Madsen Project and Seabee Gold Operation during the third quarter and the impairment charge on the Seabee Gold Operation during the second quarter, as well as unrecognized deferred tax assets increasing the deferred income tax expense in the prior year and quarter.
•	Adjusted Net (loss) profit (2): For the three months ended September 30, 2013, after adjusting for deferred income tax (recovery) expense and non-recurring items such as impairment charges and loss (gain) on investments, the Company’s adjusted net loss was $1.2 million, or $0.01 per share (September 30, 2012 – adjusted net profit of $4.4 million, or $0.03 per share). Year to date, adjusted net loss of $6.8 million, or $0.04 per share (YTD 2012 – adjusted net profit of $4.3 million, or $0.02 per share).
•	Cash flow from operations before net changes in non-cash operating working capital (3): $4.3 million, or $0.02 per share (Q3 2012 – $8.6 million, or $0.05 per share). Year to date, $9.3 million, or $0.05 per share (YTD 2012 – $16.4 million, or $0.09 per share).

Exploration

Seabee Gold Operation:

•	Drill results from the Santoy Mine Complex included 18.80 grams of gold per tonne over 13.86 metres and 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres.
•	Over 40,000 metres of underground drilling was completed during the first nine months of 2013. The Company’s focus was on Seabee Deep, L62 and the Santoy Mine Complex.
•	Exploration at the Seabee Gold Operation focused on surface drilling at the Santoy Mine Complex and testing near the Seabee Mine.
•	The 2013 summer regional target program was completed during the third quarter and successfully outlined a number of new near mine targets in the Seabee and Santoy regions.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 4

Mineral Reserves and Mineral Resources:

•	The Company updated the Santoy Gap portion of its December 31, 2012 National Instrument 43-101 (“NI 43-101”) Mineral Reserve and Mineral Resource statement for the Seabee Gold Operation. Based on infill and exploration drilling the Santoy Gap deposit currently hosts a Proven and Probable Mineral Reserve of 243,000 ounces of gold at 6.24 grams per tonne, a Measured and Indicated Mineral Resource of 14,000 ounces of gold at 4.65 grams per tonne and an Inferred Mineral Resource of 356,900 ounces of gold at 5.92 grams per tonne.
•	An updated December 31, 2013 NI 43-101 Mineral Reserve and Mineral Resource statement for the Seabee Gold Operation is anticipated to be released during the first quarter of 2014.

Amisk Gold Project:

•	During 2013, planned expenditures at the Amisk Gold Project were deferred due to the low gold price environment; as such, exploration activities at the Amisk Gold Project have been minimal.

The Amisk Gold Project Preliminary Economic Assessment (“Amisk PEA”) was completed during the second quarter with release anticipated during the fourth quarter.

Madsen:

•	In response to the low gold price environment, the Company’s objective to reduce expenditures, Management terminated its underground dewatering program and evaluated a number of strategic opportunities for Madsen.

•	During the third quarter of 2013, as part of its strategy to minimize corporate expenditures and to focus on its core producing asset, the Seabee Gold Operation, Claude adopted a formal plan to sell its Madsen Property. It is anticipated that the sale of Madsen will be completed late in 2013 or early 2014.

Outlook

The Company has aggressively taken steps to reduce corporate expenditures, has identified and implemented annualized savings approximating 20 percent and will continue to review and adjust expenditures for the balance of 2013 and beyond.

Operating and Financial Outlook

The Company completed its shaft extension project at the Seabee Mine and was able to reach full production from the L62 deposit. During the remainder of 2013, the Company will see the completion of many milestones including:

•	being on track to match or better 2012’s mill throughput;
•	obtaining access to underground drill chambers to explore and infill drill the Santoy Gap deposit; and
•	the start of excavation of the Santoy Gap vent raise to surface.

For 2013, forecast gold production at the Seabee Operation has been lowered to range from 45,000 to 47,000 ounces of gold from the Company’s previously stated guidance of 50,000 to 54,000 ounces of gold due to lower than anticipated grade. Unit costs for 2013 are expected to improve from 2012’s unit cash costs of $997 CDN per ounce. Quarterly operating results are expected to fluctuate throughout 2013; as such, they will not necessarily be reflective of the full year average.

At current gold prices and forecast production, Management believes that operating cash flows will not be sufficient to fund the 2014 Winter Ice Road resupply requirements and further development opportunities at the Seabee Gold Operation. Accordingly, the Company is investigating various external financing options, including the divestiture or non-core assets, to ensure sufficient funding is in place.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 5

Forecast and Capital Outlook

Capital expenditures at the Seabee Gold Operation in 2013 are expected to include continued investment and upgrades that are estimated to total approximately $31.9 million, funded from a combination of cash on hand, operating cash flow and debt. This 31 percent reduction from 2012 expenditures of $46.4 million is due to the completion of several major projects, including the shaft extension.

Table 1: Estimate of 2013 Capital Expenditures (CDN$ million)

Capital
Development	$16.7
Sustaining	9.0
Expansion	6.2
$31.9

Development expenditures are expected to be roughly equal between Seabee and Santoy. Sustaining capital costs include expenditures on equipment replacement and tailings water treatment facilities. Expansion capital is expected to focus in the Santoy Gap area to support the Company’s Life of Mine Plan and to generate future returns for the Company as the Santoy Gap deposit represents one of the Company’s best opportunities to build shareholder value.

Exploration Outlook

Claude has elected to reduce its exploration spending during 2013 to $1.6 million from the $2.7 million budgeted and the $14.2 million incurred in 2012.

At the Seabee Gold Operation, exploration expenditures focused on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company’s Mineral Reserves and Mineral Resources. The Seabee Gold Operation, consisting of the producing Seabee Mine and Santoy Mine Complex, is Claude’s sole producing asset, has delivered consistent exploration results, remains underexplored and has a number of advanced resource-stage/near-infrastructure targets.

At the Amisk Gold Project, an updated NI 43-101 resource calculation was prepared in conjunction with the completion of the Amisk PEA which will be available for release in the fourth quarter.

At Madsen, costs forecasted for 2013 have been reduced to approximately $1.3 million and relate to the Company’s internal scoping analysis. Management will focus on closing the divestiture of Madsen, which is anticipated to be completed late in 2013 or early in 2014.

Corporate Outlook

In the future, Claude will continue to:

i)	Pursue best practices in the areas of safety, health and the environment in all of our operations;
ii)	Reduce capital and operating expenditures and improve unit operating costs at the Seabee Gold Operation by continuing to focus on the Company’s cash flow optimization plan designed to maximize cash flow while developing lower cost and higher grade satellite deposits including the Santoy Gap deposit;
iii)	Sustain or increase reserves and resources at the Seabee Gold Operation through targeted exploration and development; and
iv)	Finalize the sale of the Company's 100 percent owned Madsen Exploration Project.

Mining Operations Results

Seabee Gold Operation

At the Seabee Gold Operation, Claude is focused on executing the expansion of its production profile and lowering unit costs over the next several years by maximizing gold output from the near surface Santoy 8 and Santoy Gap deposits within the Santoy Mine Complex as well as increasing margins at the Seabee Mine via the shaft extension project which will provide more efficient transportation of ore and waste from the Seabee Deep and L62 deposits.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 6

The Company is also continuing with its review of operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs.

During the third quarter of 2013, the Company milled 64,642 tonnes at a grade of 5.30 grams of gold per tonne (Q3 2012 – 66,173 tonnes at a grade of 7.34 grams of gold per tonne) for total production of 10,541 ounces of gold (Q3 2012 – production of 15,073 ounces of gold). This decrease in ounces produced is attributable to the 28 percent decrease in grade period over period.

Year to date, the Company milled 205,596 tonnes at a grade of 4.94 grams of gold per tonne (YTD 2012 – 205,537 tonnes at a grade of 5.83 grams of gold per tonne). Year to date, produced ounces were 31,061 (YTD 2012 – 36,813 ounces); with mill recoveries and tonnes milled relatively unchanged period over period, the decrease in ounces is attributable to a 15 percent decline in grade.

Table 2: Seabee Gold Operation Quarterly Production and Cost Statistics

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Operating Data
Tonnes Milled	64,642	66,173	205,596	205,537
Head Grade (grams per tonne)	5.30	7.34	4.94	5.83
Recovery (%)	95.8%	96.5%	95.2%	95.5%
Gold Produced (ounces)	10,541	15,073	31,061	36,813
Gold Sold (ounces)	10,781	14,088	31,614	35,941
Financial Data
Revenues (CDN$ million)	$15.0	$23.4	$46.3	$59.6
Production Costs (CDN$ million)	$9.9	$13.0	$31.6	$38.1
Cash Operating Costs (CDN$/oz) (2)	$919	$920	$999	$1,059
Cash Operating Costs (U.S.$/oz) (2)	$885	$924	$976	$1,057

Seabee Mine

During the third quarter of 2013, the Seabee Mine produced 6,594 ounces of gold (Q3 2012 – 11,442 ounces). This decrease was attributable to a 13 percent decrease in tonnes milled and a 34 percent decrease in grade.

Year to date, the Seabee Mine produced 18,036 ounces (YTD 2012 – 25,367 ounces). This decrease was attributable to a 23 percent decrease in grade and a seven percent decrease in mill throughput.

Table 3: Seabee Mine Quarterly Production Statistics

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Tonnes Milled	33,456	38,270	106,010	114,344
Tonnes per Day	364	416	388	417
Head Grade (grams per tonne)	6.40	9.64	5.56	7.21
Gold Produced (ounces)	6,594	11,442	18,036	25,367

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 7

Santoy Mine Complex

During the third quarter of 2013, the Santoy Mine Complex produced 3,947 ounces of gold (Q3 2012 – 3,631 ounces). Period over period, these results were attributable to increased tonnes offset by a two percent decrease in grade.

Year to date, the Santoy Mine Complex produced 13,025 ounces (YTD 2012 – 11,446 ounces). This increase was attributable to a four percent increase in grade and a nine percent increase in Mill throughput.

Table 4: Santoy Mine Complex Quarterly Production Statistics

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Tonnes Milled	31,186	27,903	99,586	91,193
Tonnes per Day	339	303	365	333
Head Grade (grams per tonne)	4.11	4.19	4.27	4.10
Gold Produced (ounces)	3,947	3,631	13,025	11,446

Capital Projects

Shaft Extension

The Company’s shaft extension project at the Seabee Mine deepened the shaft from 600 metres to 1,000 metres. After a 20 day shutdown, this project was completed early in the first quarter of 2013. The shaft extension project was undertaken to provide more efficient transportation of ore and waste from underground to surface. Upon completion of this project, the Company has experienced increased reliability and efficiency gains including reduced trucking distance, lower diesel consumption, decreased labour and equipment usage, and improved ventilation associated with the shaft extension. Early in the fourth quarter, the Company successfully completed planned maintenance to the primary ball mill. For the balance of the year, there is no more planned maintenance on the Mill which is on track for record throughput in 2013.

Financial Results of Operations

Highlights

Table 5: Highlights of Financial Results of Operations

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Revenue	$14,976	$23,422	$46,324	$59,565
Divided by ounces sold	10,781	14,088	31,614	35,941
Average Realized Price per Ounce (CDN$)	$1,389	$1,663	$1,465	$1,657

Production costs	$9,909	$12,955	$31,581	$38,070
Divided by ounces sold	10,781	14,088	31,614	35,941
Total cash costs per ounce (CDN$)	$919	$920	$999	$1,059

Net Cash Margin per Ounce Sold (CDN$)	$470	$743	$466	$598

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 8

Table 5: Highlights of Financial Results of Operations Continued

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Depreciation and depletion	$5,360	$4,172	$15,703	$11,324
Gross profit (loss)	$(293)	$6,295	$(960)	$10,171
Net (loss) profit *	$(33,871)	$2,958	$(46,323)	$3,146
(Loss) earnings per share (basic and diluted) *	$(0.19)	$0.02	$(0.26)	$0.02

* 2013 results reflect: a $7.9 million impairment charge on the Company’s Seabee Gold Operation and a $37.3 million impairment charge on the Company’s Madsen Property, both booked during the third quarter; and a $10.8 million impairment charge booked during the second quarter on the Company’s Seabee Gold Operation.

During the third quarter of 2013 and year to date, the decrease in ounces sold and in average realized price per ounce, offset by decreased production costs, has negatively impacted net cash margin per ounce sold period over period. The Company is continuing various initiatives intended to improve profitability of the Seabee Gold Operation through a combination of cost controls and expediting the developing of production profiles at lower cost satellite ore bodies, including Santoy 8 and eventually the Santoy Gap deposit. Also, the Company anticipates that the continued contribution of the Santoy Mine Complex (includes the Santoy 8 and Santoy Gap deposits), contribution of ore from the L62 Zone and completion of the shaft extension will be positive catalysts in lowering overall unit operating costs at the Seabee Gold Operation during the remainder of 2013.

Figure 1: Average Gold Price Realized (CDN$)	Figure 2: Cash Cost and Margin Realized (CDN$)
Per Ounce Sold	Per Ounce Sold

Net Profit (Loss)

For the three months ended September 30, 2013, the Company recorded a net loss of $33.9 million, or $0.19 per share, after $45.2 million of impairment charges which were offset by a $12.5 million deferred income tax recovery. This compares to net profit of $3.0 million, or $0.02 per share, after a deferred tax expense of $1.3 million for the three months ended September 30, 2012. Year to date, the Company recorded a net loss of $46.3 million, or $0.26 per share, after $56.0 million of impairment charges which were offset by a $16.8 million deferred income tax recovery (YTD 2012 - net profit of $3.1 million, or $0.02 per share, after a deferred income tax expense of $1.7 million).

For the three months ended September 30, 2013, after adjusting for deferred income tax (recovery) expense and non-recurring items such as impairment charges and loss (gain) on investments, the Company’s adjusted net loss (2) was $1.2 million, or $0.01 per share (September 30, 2012 – adjusted net profit of $4.4 million, or $0.03 per share). Year to date, adjusted net loss of $6.8 million, or $0.04 per share (YTD 2012 – adjusted net profit of $4.3 million, or $0.02 per share).

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 9

Revenue

Gold revenue from the Company’s Seabee Gold Operation for the three months ended September 30, 2013 decreased 36 percent to $15.0 million from $23.4 million reported for the third quarter of 2012. The decrease in gold revenue period over period was attributable to a 16 percent decline in Canadian dollar gold prices realized (Q3 2013 - $1,389 (U.S. $1,338); Q3 2012 - $1,663 (U.S. $1,671)) and 23 percent lower gold sales volume (Q3 2013 – 10,781 ounces; Q3 2012 – 14,088 ounces).

Year to date, gold revenue decreased 22 percent to $46.3 million from the $59.6 million reported in the first nine months of 2012. This decrease was attributable to a 12 percent decrease in Canadian dollar gold prices realized (YTD 2013 - $1,465 (U.S. $1,432); YTD 2012 - $1,657 (U.S. $1,654)) and a sales volume decrease of 12 percent (YTD 2013 – 31,614 ounces; YTD 2012 – 35,941 ounces) which was impacted by a 15 percent decrease in grade versus the comparable period of 2012.

Production Costs

For the three months ended September 30, 2013, mine production costs of $9.9 million (Q3 2012 - $13.0 million) were 24 percent lower than the comparable period of 2012. Year to date, mine production costs were $31.6 million (YTD 2012 - $38.1 million), an improvement of 17 percent.

For the third quarter of 2013, total cash cost per ounce of gold (2) of CDN $919 (U.S. $885) per ounce was relatively unchanged from the third quarter of 2012’s cash cost per ounce of CDN $920 (U.S. $924). Year to date, cash cost per ounce of CDN $999 (U.S. $976) per ounce was six percent lower than the cash cost per ounce of CDN $1,059 (U.S. $1,057) reported during the first nine months of 2012.

Period over period and year to date, these results are attributable to efficiencies associated with the shaft extension, improved planning and procurement practices, increased productivities and reduced labour costs. The Company is continuing to pursue initiatives intended to lower these costs during the remainder of 2013 and beyond.

Depreciation and Depletion

For the three months ended September 30, 2013, depreciation and depletion was $5.4 million (Q3 2012 - $4.2 million), up 29 percent period over period. Year to date, depreciation and depletion was $15.7 million, a 39 percent increase over the $11.3 million reported for the first nine months of 2012. For the quarter and year to date, these results are attributable to an increase in the Seabee Gold Operation’s asset base and a decrease in the Seabee Gold Operations reserves.

General and Administrative Expense

General and administrative expense for the three months ended September 30, 2013 decreased to $1.2 million, down 29 percent from the $1.7 million reported for the second quarter of 2012 and attributable to a reduction in direct administration costs. For the first nine months of 2013, general and administrative costs of $5.1 million were 16 percent lower than the $6.1 million reported for the comparable period of 2012. This variance primarily relates to decreases in direct administration and stock-based compensation.

Table 6: Corporate General and Administrative Expense

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Direct administration	$958	$1,261	$3,867	$4,241
Stock-based compensation	307	359	936	1,654
Deferred share units	(16)	43	273	236
Total General and Administrative	$1,249	$1,663	$5,076	$6,131

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 10

Finance Expense

Finance expense includes interest expense, accretion expense and derivative losses (if any). For the three months ended September 30, 2013, Finance expense was $0.9 million (Q3 2012 - $0.4 million). Year to date, Finance expense was $2.3 million (YTD 2012 - $1.1 million). For the quarter ended September 30, 2013 and year to date, the variance noted is attributable to increased interest expense associated with the Company’s new $25.0 million debt facility, which closed at the beginning of the second quarter.

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile transactions, derivative gains (if any) and other miscellaneous income. For the three months ended September 30, 2013, Finance and other income was $1.3 million (September 30, 2012 - $0.2 million). Year to date, Finance and other income was $1.5 million, comparable to the $1.3 million for same period of 2012. For the quarter ended September 30, 2013 and year to date, these results are attributable to a $0.5 million mark-to-market derivative gain as well as an increase in interest and miscellaneous revenue, period over period.

Impairment Charge

The Company’s accounting policy requires assessment whether any indication of impairment exists at each of its mineral properties at the end of each reporting period. During the three months ended September 30, 2013, the Company had Impairment charges of $45.2 million (Q3 2012 - nil).  Year to date, the Company had Impairment charges of $56.0 million (YTD 2012 - nil).

Due to revised assumptions relating to future production from the Seabee Gold Operation during the third quarter, it was determined that there were indicators of impairment and an estimate of the recoverable amount of the Company’s mineral properties was completed. This assessment was done at the Cash Generating Unit (“CGU”) level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Fair value less cost to sell (“FVLCS”) of the Company’s CGU was determined by calculating the net present value of the future cash flows expected to be generated by the CGU. Determining the recoverable amount required the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. The estimates of future cash flows were derived from the Company’s most recent Life of Mine Plan (“LOMP”) utilizing an average estimated long-term gold price of CDN $1,450 per ounce to estimate future revenues. The future cash flows of the Company’s CGU were discounted using a real weighted average cost of capital (“WACC”) of 9.25 percent after taking into account the location, market risk and various other factors deemed applicable to the project. Based on the Company’s estimate of FVLCS, an impairment loss was recognized during the third quarter of 2013 because the carrying amount of the Company’s CGU exceeded its recoverable amount by $7.9 million; as such, the Company’s Mineral properties balance was reduced by the amount of the impairment with a corresponding charge recognized in profit (loss).

Also during the third quarter of 2013, as part of its strategy to minimize corporate expenditures and to focus on the Seabee Gold Operation, Claude adopted a formal plan to sell its Madsen Property. Under IFRS, non-current assets, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale; as at September 30, 2013, Madsen met the criteria to be classified as held for sale. Immediately before classification as held for sale, Madsen was re-measured at the lower of its carrying amount and its FVLCS. Based on the Company’s estimate of FVLCS, an impairment loss was recognized as the carrying amount of Madsen exceeded its recoverable amount by $37.3 million; the Company’s Assets held for sale balance was reduced by the amount of the impairment with a corresponding charge recognized in profit (loss).

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 11

Due to the significant drop in gold price during the second quarter, it was determined that there were indicators of impairment and an estimate of the recoverable amount of the Company’s mineral properties was completed. Based on the Company’s estimate of FVLCS during the second quarter of 2013, an impairment loss was recognized because the carrying amount of the Company’s CGU exceeded its recoverable amount by $10.8 million; as such, the Company’s Mineral properties balance was reduced by the amount of the impairment with a corresponding charge recognized in profit (loss).

Deferred Income Tax (Recovery) Expense

For the three months ended September 30, 2013, the Company had a deferred income tax recovery of $12.5 million (Q3 2012 - deferred income tax expense of $1.3 million).  Year to date, the Company had a deferred tax recovery of $16.8 million (YTD 2012 - deferred income tax expense of $1.7 million).  The variance, both for the quarter and YTD, is due to an increase in the loss before taxes primarily due to the impairment charge on the Seabee Gold Operation and Madsen Project during the third quarter and the impairment charge on the Seabee Gold Operation during the second quarter.

Liquidity, Financial Resources and Capital Structure

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and short-term investments. The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt. The Company is not subject to externally imposed capital requirements.

The Company’s capital structure is comprised of a combination of short-term and long-term debt and shareholders’ equity.

The Capital structure of the Company is as follows:

Table 7: Schedule of Capital Structure of the Company

Capital Structure			September 30	December 31
	Interest	Maturity	2013	2012

Demand loans	Prime + 1.50%	Jan-Apr/2015	$3,557	$5,337
Revolving loan	Prime + 1.75%	Dec 2013	5,000	-
Debenture	12.00%	May/2013	-	9,665
Term loan	10.00%	April/2018	23,539
Total debt			$32,096	$15,002

Shareholders’ equity			148,590	192,364

Debt to equity			21.6%	7.8%

Cash, cash equivalents and cash flow

The Company had bank indebtedness of $8.0 million at September 30, 2013 (December 31, 2012 - bank indebtedness of $3.5 million). Short-term investments at September 30, 2013 were $1.5 million (December 31, 2012 – nil).

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 12

Operating Activities

Operating cash flow is the Company’s primary source of liquidity. As required, the Company may enhance its liquidity and supplement operating cash flow through a combination of equity issuances, securing debt financing and sale of non-core assets. The principal use of operating cash flow is to fund the Company’s: operating and capital expenditures at the Seabee Gold Operation; and principal and interest payments.

During the first nine months of 2013, the Company generated $6.3 million in operating cash flows, a $6.2 million decrease compared to the first nine months of 2012; this decrease in operating cash flow primarily reflects lower net profit. The most significant driver of the change in operating cash flow period over period is the significant decrease in the market price of gold. Whether favorable or unfavorable, future changes in the price of gold will continue to have a material impact on the cash flow and liquidity of the Company.

For the first nine months of 2013, the Company’s cash flow from operations before net changes in non-cash operating working capital (3) was $9.3 million, or $0.05 per share (YTD 2012 - $16.4 million, or $0.09 per share).

At September 30, 2013, the Company had working capital of $16.4 million (December 31, 2012 – working capital deficiency of $4.1 million). Included in the working capital calculation at September 30, 2013 are demand loans totaling $3.6 million and a revolving loan totaling $5.0 million. Demand loans have been classified as current liabilities due to their demand feature. The decrease in working capital is attributable to a decrease in current assets and a small change to current liabilities.

Table 8: Working Capital and Current Ratio

	September 30	December 31	Percent
	2013 (*)	2012 (*)	Change

Current assets
Short-term investments	$1,500	$-	-
Accounts receivable	1,757	4,845	(64)
Inventories
Gold in-circuit	3,264	3,616	(10)
Stockpiled ore	1,444	1,191	21
Materials and supplies	20,607	14,371	43
Assets held for sale	17,254	-	-
Other current assets	143	277	48
Total Current assets	$45,969	$24,300

Current liabilities
Bank indebtedness	$7,952	$3,531	125
Accounts payable and accrued liabilities	7,615	7,533	1
Debenture	-	9,665	(100)
Loans and borrowings	10,705	6,832	57
Liabilities related to assets held for sale	2,391	-	-
Other current liabilities	904	836	8
Current liabilities	$29,567	$28,397

Working capital (deficiency)	$16,402	$(4,097)	500
Current ratio	1.55	0.86	(38)

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 13

Investing Activities

Cash used in investing activities amounted to $26.7 million for the nine months ended September 30, 2013. Mineral property expenditures during the nine months ended September 30, 2013 were $25.2 million, an $18.6 million decrease from the comparable period in 2012. Year to date, expenditures were comprised of Seabee Mine and shaft development of $17.5 million, exploration costs (focusing primarily on the Santoy Gap deposit, with minimal expenditures on the Seabee Regional and Amisk projects) of $1.2 million and property, plant and equipment additions of $6.5 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. The Company utilized its cash flow from operations and debt to fund these additions.

Financing Activities

The Company’s financing activities during the first nine months of 2013 included proceeds of $0.7 million received from the issuance of common shares pursuant to the Company’s Employee Share Purchase Program, proceeds received from a five year $25.0 million term loan and proceeds received from a $5.0 million revolving loan. These were offset by the repayment of the $9.8 million debenture and $2.9 million of demand loans and capital leases repayments, resulting in a net financing cash inflow of $17.4 million. This compares to a net financing cash inflow of $3.9 million during the first nine months of 2012, which consisted of $0.4 million in funding received from the Company’s Employees Share Purchase Plan (“ESPP”) and Stock Option Plan and demand loan proceeds of $7.2 million, offset by demand loan and capital lease repayments totaling $3.7 million.

During the first nine months of 2013, a total of 2,065,812 common shares (YTD 2012 – 338,676) pursuant to the Company’s ESPP; distribution of these shares pursuant to the ESPP occurs during the first quarter of the year. No common shares were issued pursuant to the Company’s Stock Option Plan during the first nine months of 2013 (YTD 2012 – 75,402).

In January 2013, the Company expanded its current debt facilities with its existing bank and early in the second quarter of 2013 the Company executed an agreement with Crown Capital Partners Inc. (“CCP”) for a long-term debt facility of $25.0 million. The new debt facilities enabled the successful retirement of the Company’s outstanding debentures (which matured in May 2013) and enabled the Company to maintain operations during the lower gold price environment experienced during 2013. During 2013, the Company is required to make interest only payments on this facility. Monthly principal payments of $0.3 million will begin in the second year of the facility.

Demand loans and Obligations under finance lease

During the first nine months of 2013, the Company repaid $2.9 million of its demand loans and capital leases outstanding. The proceeds and repayments of demand loans and capital leases relate to production equipment at the Seabee Gold Operation.

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 14

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency risks. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

To mitigate the effects of price fluctuations in revenue, the Company may enter into derivative instrument transactions, from time to time, in respect of the price of gold and foreign exchange rates. Such transactions can expose the Company to credit, liquidity and interest rate risk. At September 30, 2013, the Company had outstanding derivative instruments in the form of gold sales contracts relating to 2013 production totaling 10,000 ounces. The market value gain inherent in these contracts at September 30, 2013 was $0.5 million. There were no derivative instruments outstanding at September 30, 2012.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities market price risk, arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX Venture Exchange.

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with high-rated banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

At September 30 2013, with the exception of the increase in the Company’s credit facilities at CWB during the first quarter of 2013 and of the Company’s long-term debt added during the second quarter of 2013, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2012.

The Company continued updating its decommissioning and reclamation plans for the Madsen and Seabee properties during the first nine months of 2013. It is expected that additional security (approximately $6.5 million) will need to be provided to the applicable regulatory authorities. However, the timing of this security has not yet been determined.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 15

Statements of Financial Position

Table 9: Select Statements of Financial Position Data

	September 30	December 31	Percent
	2013 (*)	2012	Change

Total assets	$208,944	$234,517	(11)%
Long-term financial liabilities	$30,787	$13,756	124%

(*)Total assets at September 30, 2013 reflect: a $7.9 million impairment charge on the Company’s Seabee Gold Operation and a $37.3 million impairment charge on the Company’s Madsen Property, both booked during the third quarter; and a $10.8 million impairment charge booked during the second quarter on the Company’s Seabee Gold Operation.

The Company’s total assets were $208.9 million at September 30, 2013, compared to $234.5 million at December 31, 2012; Claude’s asset base primarily consists of non-current assets comprising mineral properties, reflecting the capital intensive nature of the exploration and mining business and the impact of the significant capital expenditures relating to its operations and exploration projects. The $25.6 million net decrease resulted from increases of: $1.5 million in Short-term investments; $6.1 million in Inventories; $17.3 million in Assets held for sale (relating to the classification of the Madsen Property as held for sale); and an increase of $15.6 million to the Company’s Deferred income tax asset, primarily due to recoveries on the impairment charges for the Seabee Gold Operation and Madsen Project. These increases were offset by decreases of: $3.1 million in Accounts receivable, attributable to the timing of gold sales and receipt of funds; $62.6 million in Mineral properties, attributable to the reclassification of the Company’s Madsen assets to Assets held for sale and impairment charges; and $0.3 million to Investments.

Total Current and Non-current liabilities were $60.4 million at September 30, 2013, up $18.2 million from December 31, 2012. This result was attributable to a $4.4 million increase in bank indebtedness; $0.1 million increase in Accounts payable and accrued liabilities, attributable to the timing and payment of expenditures relating to consumables (associated with the annual winter road resupply) at the Seabee Gold Operation; an increase of $2.4 million in Liabilities related to assets held for sale, attributable to the Madsen Property being classified as held for sale; a net increase of $25.6 million in the Company’s current and non-current Loans and borrowings attributable to certain debt obtained to fund the Company’s second quarter debenture redemption and expansion capital at the Seabee Gold Operation. These increases were offset by a decrease of $1.1 million in the Company’s Deferred income tax liability; a net decrease of $0.9 million in the Company's current and long-term Net royalty obligation; a decrease of $2.6 million in the Company’s decommissioning and reclamation accrual, attributable to amounts reclassified to Liabilities related to assets held for sale; and the retirement of the Company’s debenture during the second quarter for $9.8 million.

Shareholders’ equity decreased by $43.8 million to $148.6 million at September 30, 2013, from $192.4 million at December 31, 2012. This variance is attributable to an increase in Share capital of $1.7 million due to the issuance of common shares pursuant to the Company’s Employee Share Purchase Program; an increase of $0.9 million to Contributed surplus; and a $46.3 million increase to Accumulated deficit, a result of the net loss (inclusive of the $7.9 million impairment charge on the Seabee Gold Operation and $37.3 million impairment charge on Madsen during the third quarter and the $10.8 million impairment charge on the Seabee Gold Operation during the second quarter of 2013, offset by a $16.8 million deferred income tax recovery) for the first nine months of 2013.

Comprehensive income consists of net profit (loss), together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the Income Statement.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to second quarter 2013 actuals, are as follows:

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 16

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.6 million, or $0.00 per share.

Grade

For a 0.25 gram per tonne movement in grade, earnings and cash flow will have a corresponding movement of CDN $3.1 million, or $0.02 per share.

Selected Quarterly Financial Data

	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	2013	2013	2013	2012	2012	2012	2012	2011

Tonnes milled	64,642	79,077	61,877	69,698	66,173	72,808	66,556	74,456
Grade processed (grams per tonne)	5.30	5.13	4.31	5.94	7.34	5.45	4.74	4.97
Ounces produced	10,500	12,400	8,100	12,700	15,100	12,200	9,600	11,300
Ounces sold	10,800	11,500	9,300	12,700	14,100	12,300	9,500	11,900
Gold sales ($ millions)	15.0	16.1	15.3	21.2	23.4	20.1	16.1	19.9
Net profit (loss) ($ millions) (a)	(33.9)	(9.9)	(2.5)	2.4	3.0	0.7	(0.5)	(0.2)
Net profit (loss) per share (a)	(0.19)	(0.06)	(0.01)	0.01	0.02	0.00	(0.00)	0.00
Average realized gold price (CDN$ per ounce)	1,389	1,393	1,643	1,668	1,663	1,633	1,681	1,678
Average realized gold price (US$ per ounce)	1,338	1,361	1,629	1,683	1,671	1,616	1,679	1,641
Cash cost per ounce (b) (CDN$ per ounce)	919	875	1,245	822	920	1,082	1,236	1,130
Cash cost per ounce (b) (US$ per ounce)	885	855	1,235	829	924	1,071	1,234	1,105
Cash flow from operations before net changes in non-cash operating working capital ($ millions) (c)	4.3	3.7	1.4	9.4	8.6	5.3	2.6	7.2
Cash flow from operations per share	0.02	0.02	0.01	0.05	0.05	0.03	0.02	0.04

Weighted average shares outstanding (basic)	175,811	175,811	174,801	173,746	173,746	173,741	170,481	164,351

CDN$/US$ Exchange	1.0383	1.0235	1.0086	0.9914	0.9949	1.0101	1.0012	1.0230

(a)	Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter. Q3 2013 reflects The impact of a $7.9 million impairment charge on the Seabee Gold Operation and a $37.3 million impairment charge on the Madsen Property. Q2 2013 results reflect the impact of a $10.8 million impairment charge on the Seabee Gold Operation.
(b)	Denotes a non-IFRS measure. For an explanation and reconciliation of non-IFRS measures, refer to the “Non-IFRS Financial Measures” section of this MD&A.
(c)	For an explanation of this performance measure, refer to the “Other Performance Measures” section of this MD&A.

The financial results for the last eight quarters reflect the following general trends: consistent average realized gold price notwithstanding Q2 2013 and Q3 2013; declining gold sales attributable lower realized gold price; and decreasing cash cost per ounce notwithstanding Q1 2013.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2012, available at www.sedar.com.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 17

New Accounting Pronouncements

Claude’s significant accounting policies are contained in Note 3 to the Company’s most recent annual consolidated financial statements for the year ended December 31, 2012, available at www.sedar.com.

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2013 reporting period:

•	IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

Exploration Results

Claude has elected to reduce its exploration spending during 2013 to $1.6 million, excluding Madsen dewatering charges, from the $2.7 million budgeted and the $14.2 million incurred in 2012.

Year to date in 2013, the Company’s exploration department focused on:

•	execution of the winter drill program at the Seabee Mine and the Santoy Mine Complex (which was completed in mid-April) was able to demonstrate significant resource and grade upside at the Santoy Mine Complex;
•	continued development and compilation of near-mine targets at the Seabee Gold Operation during the 2013 summer exploration program; and
•	supporting the internal scoping analysis at Madsen.

All exploration activities were carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., Senior Vice President and Chief Operating Officer.

Seabee Gold Operation

The Seabee Gold Operation is located northeast of La Ronge, Saskatchewan and is host to the producing Seabee Mine and Santoy Mine Complex as well as the L62 Zone, Santoy Gap and regional exploration targets.

Figure 3: Seabee Property regional map showing significant gold deposits and occurrences.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 18

At the Seabee Gold Operation, exploration expenditures during 2013 focused on targets proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company’s Mineral Reserves and Mineral Resources.

Santoy Region

The Santoy Region includes the Santoy 8 and Santoy Gap deposits, which are part of the Santoy Mine Complex. During the first nine months of 2013, exploration focused on evaluating the down-plunge extension of the Santoy Gap and Santoy 8A deposits, expanding recently discovered parallel zones near the Santoy Region and on initial drill testing of several near-Seabee targets. During the remainder of 2013, exploration will focus on the development and advancement of a number of near-mine targets. Infill drilling at the Santoy Gap deposit will also be prioritized to convert additional ounces from the Inferred to Indicated category.

Figure 4: Map of the Santoy Region

Gold mineralization at the Santoy Region is hosted in siliceous, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills. The mineralized lenses dip moderately to steeply eastward and are amenable to bulk mining techniques. Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 500 metres and remains open along strike and down plunge to the north. The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north. The true thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 19

The Santoy Gap deposit is located 400 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 deposit within the Santoy Mine Complex. Infill and exploration drilling continues to confirm and expand the Santoy Gap system.

Historical drilling completed in and around the Santoy Gap and along the Santoy regional shear zone has extended the mineralized system, discovered a sub-parallel lens to the Santoy Gap approximately 150 metres to the east and affirmed the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length. The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These recent intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south.

During the first quarter of 2013, three of four surface holes at the Santoy Mine Complex were completed. Testing intercepted the Santoy Gap and or Santoy 8 structures. Down-plunge drilling tested the extension of Santoy 8 intercepted a vein system hosted in a thick package of highly altered shear zone. Recent drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource.  These step-out drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base.

Table 10: Highlights from 2013 Santoy Mine Complex Drilling

Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-13-690	599175	6171150	684.27	685.82	330.35	1.55	GAP
		Incl	684.98	685.82	602.00	0.84	GAP
JOY-13-692	599721	6170539	632.85	646.71	18.80	13.86	Santoy 8
		Incl	632.85	635.85	73.49	3.00	Santoy 8

Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

The 2013 surface drill program consisted of three step-out drill holes targeting the down-plunge extension of the Santoy Gap and Santoy 8 deposits. Of these, two drill holes returned high grade intercepts, interpreted to represent extensions of the mineralized system. Santoy Gap results are highlighted by drill hole JOY-13-690 that returned 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres. This is the highest grade interval drilled to date at the Santoy Gap. Drill hole JOY-13-692 returned 18.80 grams of gold per tonne over 13.86 metres in the final hole of the program. The intercept is located 400 metres down plunge from existing Santoy 8 inferred resources and 200 metres along strike from the Santoy Gap inferred resources. Drill hole JOY-13-692 is of particular significance as it confirms continuity at depth between the Santoy Gap and Santoy 8 deposits.

With a relatively limited surface drill program, the Company was able to demonstrate significant resource and grade upside at the Santoy Mine Complex. Furthermore, these holes demonstrate the prospectivity of the regional Santoy system and they also highlight the potential for near term resource growth. With the advancement of the Company’s exploration ramp from Santoy 8 to Santoy Gap, Claude’s exploration group has initiated underground infill drilling to aid in the development of a detailed mine design for the Santoy Gap as it is moved towards production.

Based on the Santoy Gap inferred resource, positive exploration results and proximity to the existing Santoy 8 infrastructure, the Company has initiated an 850 metre long exploration drift to allow for infill drilling and upgrading of the inferred resource.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 20

Figure 5: Santoy Region Composite Longitudinal Section.

Seabee Regional

Exploration of the Seabee Regional area has included work in the Pine, Pigeon and Laonil Lake areas. Grass roots work has focused on examining these prospective regional structures.

Drilling near the Seabee Mine during the first quarter consisted of four drill holes totaling 2,000 metres; no surface drilling is budgeted for the remainder of the year. The program was designed to evaluate four distinct Seabee parallel structures and their intersection with a prospective regional corridor beneath Laonil Lake. Assays for these holes have been received and will be integrated into future exploration programs in the area.

Figure 6: Seabee Mine Composite Longitudinal Section (L62 Zone Discovery)

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 21

Amisk Gold Project

The potential of the Amisk Gold Project continues to be critically evaluated by the Company. The Amisk Gold Project is located in the Flin Flon-Snow Lake Greenstone Belt and is host to the Amisk Gold Deposit as well as a large number of gold occurrences and prospects.

With the completion of the Amisk PEA, no further expenditures are planned at Amisk during 2013. The 2012 regional exploration campaign at Amisk investigated a number of high-priority targets, some of which may warrant further testing. Consultants will be used to re-interpret historical geophysical data in order to rank and prioritize regional drill targets. Regional potential remains high and exploration maturity low. Field work and extensive compilation in 2012 have resulted in the emergence of an extensive list of exploration targets that are currently being prioritized for assessment in 2013. A preliminary version of the Amisk PEA was completed during Q2 2013; release is anticipated during the fourth quarter of 2013.

At the Amisk Gold Project, Claude does not have plans for drilling in 2013; however, the Company has completed target development (with the goal of identifying targets with similarities to Amisk’s historical geology), ranking and ground-base reconnaissance in the area, including on the claims acquired during 2012 which host potential for Amisk-style gold-silver (“Au-Ag”) mineralization as well as conventional base-metal deposits typical of the Flin Flon belt.

Figure 7: Amisk Gold Project

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 22

Gold and silver mineralization at the Amisk Gold Project is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres. The system remains open to the southwest, southeast, northwest and at depth.

Figure 8: Cross Section A-A’ of the Amisk Gold Property

Drilling from the Company’s 2011 and 2012 drill programs successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs and argillite hosting disseminations, stringers and semi-massive intervals of pyrite, sphalerite, galena, tetrahedrite, pyrrhotite and chalcopyrite. Drill hole AL-11-319 confirmed continuity of gold mineralization within the southeastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

Madsen Project

During 2013, following the four year advanced exploration program, Claude advanced the Madsen project to an internal scoping level study and further evaluated surface exploration targets. In response to completion of the Company’s underground drilling, completion and results from the internal scoping level study and the intention to reduce expenditures due to the low gold price, Management terminated its underground dewatering program and evaluated a number of strategic opportunities for this asset. During the third quarter of 2013, as part of its strategy to minimize corporate expenditures and to focus on the Seabee Gold Operation, Claude adopted a formal plan to sell its Madsen property. The divestiture of Madsen is anticipated to be completed late in the fourth quarter of 2013 or early in the first quarter of 2014.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 23

The Madsen Gold Project currently hosts a NI 43-101 compliant Indicated Resource of 928,000 ounces at 8.93 grams per tonne and an Inferred Resource of 297,000 ounces at 11.74 grams per tonne. The property also hosts significant surface and underground infrastructure including a permitted tailings facility, 500 ton per day mill and a 4,125 foot metre deep shaft.

Figure 9: Madsen Longitudinal Section

Figure 10: Madsen Property Overview

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 24

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia, TSL Laboratories in Saskatoon, Saskatchewan and or the Seabee minesite lab. ALS Chemex and TSL Laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Mineral Reserves and Mineral Resources

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Vice President, Operations.

Seabee Gold Operation

The Company updated the Santoy Gap portion of its December 31, 2012 NI 43-101Mineral Reserve and Mineral Resource statement for the Seabee Gold Operation. Based on infill and exploration drilling the Santoy Gap deposit currently hosts Proven and Probable Reserves of 243,000 ounces of gold at 6.24 grams per tonne, Measured and Indicated Resources of 14,000 ounces of gold at 4.65 grams per tonne and an Inferred Resource of 356,900 ounces of gold at 5.92 grams per tonne. An updated December 31, 2013 Mineral Reserve and Mineral Resource statement for the Seabee Gold Operation is anticipated to be released during the first quarter of 2014.

Table 11: Seabee Gold Operation Mineral Reserves and Mineral Resources

December 31, 2012

Proven and Probable Mineral Reserves

Projects	Tonnes	Grade (g/t)	Ozs
Seabee	947,100	7.26	221,100
Santoy 8	628,100	4.45	89,900
Santoy Gap	1,210,000	6.24	243,000
Totals	2,785,200	6.19	554,100

Measured and Indicated Mineral Resources

Projects	Tonnes	Grade (g/t)	Ozs
Seabee	45,400	4.86	7,100
Santoy 8	59,300	3.28	6,200
Santoy Gap	94,000	4.65	14,000
Porky Main	160,000	7.50	38,600
Porky West	111,000	3.10	11,000
Totals	469,600	5.10	77,000

Inferred Mineral Resources

Projects	Tonnes	Grade (g/t)	Ozs
Seabee	355,600	8.55	97,700
Santoy 8	518,700	5.91	98,600
Santoy Gap	1,875,000	5.92	356,900
Porky Main	70,000	10.43	23,500
Porky West	138,300	6.03	26,800
Totals	2,957,600	6.35	603,400

Footnotes to the Mineral Resource Statement:

1.	Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.5 grams of gold per tonne and at Santoy 8 and Santoy Gap at a cut-off of 3.00 grams of gold per tonne. Assumptions include a price of CDN $1,500 per ounce of gold using metallurgical and process recovery of 95.2 percent and overall ore mining and processing costs derived from 2012 realized costs. All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 25

2.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves. The resource and reserve evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., and Peter Longo, P. Eng., both full time employees of Claude. Both have sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as a Qualified Person as defined by NI 43-101.
3.	The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101.

Amisk Gold Project

At the Amisk Gold Project, Claude’s independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 921,000 ounces of 0.95 grams of Au Eq per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Table 12: Amisk Gold Project Consolidated Mineral Resource Statement*

	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

During the first half of 2013, an independent resource model was completed as part of the Amisk PEA which is anticipated to be released during the fourth quarter.

The mineral resources for the Amisk Gold Project are sensitive to the selection of cut-off grade. The table below presents the quantity and grade estimates at a range of cut-off grades inside the conceptual pit shell considered for reporting the Mineral Resource Statement. A cut-off value of 0.4 grams of gold equivalent per tonne was selected based on optimization results and benchmarking against similar deposits.

Table 13: Global Block Model Quantity and Grade Estimates, Amisk Lake Gold Project at Various Cut-off Grades.

Grade	Indicated			Inferred
Au Eq (gpt)	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq
0.40	30,150,090	0.95	920,881	28,653,135	0.70	644,854
0.50	23,533,117	1.09	824,702	19,446,358	0.82	512,676
0.60	18,322,858	1.25	736,367	13,665,490	0.94	412,994
0.70	14,359,129	1.41	650,936	9,491,034	1.07	326,504
0.80	11,418,785	1.58	580,054	6,659,786	1.20	256,941
0.90	9,206,976	1.76	520,980	4,825,758	1.34	207,903
1.00	7,606,617	1.93	471,998	3,589,543	1.48	170,802
1.50	3,472,946	2.80	312,642	1,078,945	2.16	74,928

Note: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

For the Amisk Gold Project, an updated NI 43-101 resource statement, inclusive of all 2012 drilling, was completed in conjunction with the external Amisk PEA for the Amisk Gold Project.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 26

Madsen Exploration Project

At the Madsen Exploration Project, Claude’s independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 928,000 ounces of 8.93 grams per tonne and an Inferred Resource of 297,000 ounces at 11.74 grams per tonne.

Table 14: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario

Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)

Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	8 Zone		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	8 Zone		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

Note: mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

The Company’s independent NI 43-101 Mineral Resource evaluation for the Madsen Mine was completed by SRK in December 2010. This Mineral Resource evaluation was based on historical exploration and mining data, Phase I underground drilling results up to September 27, 2009 and geological and resource modeling. The Mineral Resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine. The NI 43-101 Technical Report was filed on January 20, 2010.

The mineral resources of the Madsen Exploration Project are sensitive to the selection of cut-off grade. The global quantities and grade estimates at three gold cut-off grades are presented in Table 13. The reader is cautioned that the figures presented in this table should not be misconstrued with the Mineral Resource Statement. The figures are only presented to show the sensitivity of the mineral resources to the selection of cut-off grade.

Table 15: Global Block Model Quantities and Grade Estimates* at Various Cut-off Grades.

Class	Zone	Quantity Tonnage (000’t)			Grade Gold (gpt)			Contained Metal Gold (000’oz)
	Cut-off (gpt Au)	3	4	5	3	4	5	3	4	5
Indicated	Austin‡	4,299	2,565	1,677	5.40	6.72	7.92	746	554	427
	South Austin#	1,553	1,140	850	6.85	8.08	9.32	342	296	254
	McVeigh‡	637	465	374	7.20	8.57	9.59	148	128	115
	Zone 8^	422	370	335	10.49	11.49	12.21	142	136	132
Inferred	Austin‡	782	288	108	4.04	5.12	6.30	101	47	22
	South Austin#	630	390	259	5.70	7.09	8.45	116	89	70
	McVeigh‡	155	105	104	5.33	6.09	6.11	27	21	20
	Zone 8^	321	320	317	17.93	17.98	18.14	185	185	185

* The reader is cautioned that the quantities and grade estimates in this table are not included in the resource statement for the Madsen Exploration Project. The figures are presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

‡ Reported considering a geotechnical buffer of 15 feet (4.6 metres).

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 27

# Reported considering a geotechnical buffer of 10 feet (3.0 metres).

^ Reported with no geotechnical buffer.

Business Risks

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form, available at www.sedar.com, and remain substantially unchanged.

Common Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series. At September 30, 2013, there were 175,811,376 common shares outstanding. This compares to 173,745,564 common shares outstanding at December 31, 2012.

During 2013, the Company issued 2,065,812 common shares pursuant to the Company’s Employee Share Purchase Plan. At November 7, 2013, there were 175,811,376 common shares of the Company issued and outstanding.

Stock Options, Warrants and Deferred Share Units Outstanding

Stock Options

At September 30, 2013, there were 7.7 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.47 to $2.38 per share. This compares to 6.9 million director, officer and key employee stock options outstanding at December 31, 2012 with similar prices.

Table 16: Schedule of Stock Options Outstanding and Weighted Average Exercise Price

	September 30, 2013		December 31, 2012
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Beginning of period	6,948,527	1.43	5,484,250	$1.57
Options granted	1,647,268	0.47	1,896,290	1.04
Options exercised	-	-	(75,402)	0.78
Options forfeited	(898,434)	1.36	(316,611)	1.82
Options expired	(5,000)	1.16	(40,000)	1.51
End of period	7,692,361	1.23	6,948,527	$1.43

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 28

For options outstanding at September 30, 2013, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Table 17: Schedule of Stock Options Outstanding by Price Range

	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.47 - $1.00	2,723,610	6.06	$0.58	944,844	5.35	$0.73
$1.01 - $1.50	2,458,006	5.04	1.21	2,241,090	5.01	1.20
$1.51 - $2.00	1,994,000	6.48	1.87	1,437,000	6.00	1.84
$2.01 - $2.38	516,745	7.02	2.30	374,048	6.84	2.28
	7,692,361	5.91	$1.23	4,996,982	5.49	$1.38

Warrants

At September 30, 2013, there were 5.8 million common share purchase warrants outstanding. Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The exercise price and date of expiration of the warrants outstanding are as follows:

Table 18: Schedule of Warrants Outstanding

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	December 31, 2012	Granted	Expired	September 30, 2013

$1.60	May 22, 2013	1,693,200	-	1,693,200	-
$0.70	April 5, 2018	-	5,750,000	-	5,750,000
		1,693,200	5,750,000	1,693,200	5,750,000

Common share purchase warrants issued during the second quarter of 2013 were issued in conjunction with the closing of the long-term debt arrangement with CCP. These common share purchase warrants can be exercisable by the holder, in whole or in part, at any time from closing until five years following closing. The warrant agreement with CCP contains provisions whereby the exercise price of the CCP warrants can change if the Company:

(i)	issues Common Shares to all or substantially all the holders of the Common Shares as a stock dividend (other than as a dividend paid in the ordinary course);
(ii)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares (other than as a dividend paid in the ordinary course); or
(iii)	subdivides or consolidates the Common Shares.

Deferred Share Units

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 29

During the quarter ended September 30, 2013, there were no DSUs granted to non-employee Directors (September 30, 2012 – nil). Year to date, the Company has granted 1,296,295 DSUs to participating Directors (YTD 2012 – 283,791). At September 30, 2013, total DSUs held by participating Directors was 1,580,086 (December 31, 2012 – 283,791).

Footnotes

(1)	Historically, Madsen results have been reported in ounces per ton and feet (Imperial).
(2)	See description and reconciliation of non-IFRS measures in the “Non-IFRS Financial Measures and Reconciliations” section of this MD&A.
(3)	See description and reconciliation of this performance measure in the “Other Performance Measures and Reconciliations” section of this MD&A.

Non-IFRS Financial Measures and Reconciliations

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position. These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Net Profit

Adjusted net profit is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). The Company uses adjusted net profit, which represents the Company’s net profit attributable to equity holders adjusted to better reflect the underlying financial performance for the reporting period. The adjusted net profit measure reflects adjustments for deferred income tax (recovery) expense and non-recurring items such as impairment charges and loss (gain) on investments. Management uses this measure, in addition to conventional measures prepared in accordance with IFRS, as a more meaningful way to compare the Company’s financial performance from period to period. Furthermore, Management believes that certain investors and other stakeholders use this information to evaluate the Company’s performance.

Adjusted net profit is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

The table below reconciles adjusted net (loss) profit with the Company’s net (loss) profit, as determined under IFRS.

Table 19: Adjusted Net (loss) Profit

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Net (loss) profit	$(33,871)	$2,958	$(46,323)	$3,146
Adjustments:
Impairment charges	45,187	-	56,034	-
Loss (gain) on investments	-	174	262	(620)
Deferred income tax (recovery) expense	(12,531)	1,274	(16,773)	1,728
Adjusted Net (loss) Profit	$(1,215)	$4,406	$(6,800)	$4,254

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 30

Table 19: Adjusted Net (loss) Profit Continued

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012
Weighted Average shares outstanding (basic)	175,811	173,746	175,478	172,660
Weighted Average shares outstanding (diluted)	175,811	173,819	175,478	173,094
Per share adjusted net (loss) profit (basic and diluted)	$(0.01)	0.03	$(0.04)	$0.02

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Table 20: Total Cash Cost per Gold Ounce Sold

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Production cost (CDN$)	$9,909	$12,955	$31,581	$38,070
Divided by ounces sold	10,781	14,088	31,614	35,941
Total cash cost per ounce (CDN$)	$919	$920	$999	1,059

CDN$ Exchange Rate	1.0383	0.9949	1.0236	1.0021
Total cash cost per ounce (US$)	$885	$924	$976	$1,057

Net Cash Margin

The Company uses net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by Management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. Management believes that this measurement illustrates the performance of the Company’s business on a consolidated basis and enables investors to better understand Claude’s performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

The Company’s net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate net cash margin differently. This non-IFRS measure is calculated from realized gold price per ounce and total cash costs per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 31

Table 21: Net Cash Margin

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Revenue	$14,976	$23,422	$46,324	$59,565
Divided by ounces sold	10,781	14,088	31,614	35,941
Average Realized Price per Ounce (CDN$)	$1,389	$1,663	$1,465	$1,657

Production costs	$9,909	$12,955	$31,581	$38,070
Divided by ounces sold	10,781	14,088	31,614	35,941
Total cash costs per ounce (CDN$)	$919	$920	$999	$1,059

Net Cash Margin per Ounce Sold (CDN$)	$470	$743	$466	$598

Other Performance Measures and Reconciliations

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital as a supplemental measure of its financial performance. The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

Table 22: Calculation of Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Net (loss) profit	$(33,871)	$2,958	$(46,323)	$3,146
Adjustments for non-cash items:
Depreciation and depletion	5,360	4,172	15,703	11,324
Finance expense	136	97	381	291
Finance and other income	(316)	(472)	(913)	(1,123)
Impairment charges	45,187	-	56,034	-
Loss (gain) on investments	-	174	262	(620)
Stock-based compensation	307	359	937	1,654
Deferred income tax (recovery) expense	(12,531)	1,274	(16,773)	1,728
	$4,272	$8,562	$9,308	$16,400
Weighted Average shares outstanding (basic)	175,811	173,746	175,478	172,660
Weighted Average shares outstanding (diluted)	175,811	173,819	175,478	173,094
Per share cash flows from operating activities (basic and diluted)	$0.02	$0.05	$0.05	$0.09

Disclosure Controls and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As at September 30, 2013, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 32

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting is effective as at September 30, 2013.

No significant changes were made in our internal controls over financial reporting during the period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s Management, including the President and Chief Executive Officer and Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 33

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Business Risk” in this MD&A. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this MD&A are made as of the date of this MD&A, being November 7, 2013 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 34

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by these cautionary statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites. Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 35

Conversion Multiples

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

Debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Working capital = (current asset – current liabilities)

Glossary of Technical Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample. Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chalcopyrite - a sulphide mineral of copper and iron.

Chlorite – a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration – the replacement by, conversion into, or introduction of chlorite into a rock.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 36

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Duty to Consult - governments in Canada may have a duty to consult with and potentially accommodate Aboriginal groups prior to making decisions which may impact lands and resources subject to established or potential treaty or Aboriginal rights, title or other claims. These governments, in turn, may delegate procedural aspects of this duty to industry.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade – the average grade of ore fed into a mill.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 37

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural – an assemblage of rocks that is unified on the basis of structural and lithological features.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Mill - a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

National Instrument 43-101 or NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Ounces - troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body - a sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 38

Prefeasibility Study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Ramp - an inclined underground opening.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of a unit volume of water.

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Tailings - Tailings consist of ground rock and process effluents that are generated in a mine processing plant or mill. Mechanical and chemical processes are used to extract gold from mine ore and produce a waste stream known as tailings. This process of product extraction is never 100 percent efficient, nor is it possible to reclaim all reusable and expended processing reagents and chemicals. The unrecoverable and uneconomic metals, minerals, chemicals, organics and process water are discharged, normally as slurry, to a final storage area commonly known as a Tailings Management Facility (TMF) or Tailings Storage Facility (TSF).

Claude Resources Inc.

Q3 2013 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 39

Till - is unsorted glacial sediment. Its content may vary from clays to mixtures of clay, sand, gravel and boulders. This material is typically derived from the subglacial erosion and incorporated by the moving ice of the glaciers of previously available unconsolidated sediments.

Tonne – a metric ton or 2,204 pounds.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Claude Resources Inc.